SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Summary of 2007 1H Business Report

All financial information contained in this document (including the attached financial statements) have been prepared accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates;

3.	Joint development, marketing and use of facilities and computer system with the Affiliates; and

4.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.

(3)	All activities directly or indirectly related to the items listed above.

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(2)	Kwangju Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(3)	Kyongnam Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(4)	Woori Investment & Securities

1.	Securities dealing;

2.	Consignment sales of securities;

3.	Brokering and/or proxy transactions of securities;

4.	Underwriting of securities;

5.	Offering of securities;

6.	Conscription for securities sales;

7.	Brokering of securities in domestic and overseas securities markets;

8.	Credit services related to securities trading;

9.	Securities-backed loans;

10.	Lending of securities;

11.	Securities saving services;

12.	Rating of securities and equity stakes;

13.	Payment guarantees for principal and interests of corporate bonds;

14.	Trustee services for bond offerings;

15.	Trading and brokering of marketable certificates of deposits;

16.	Lottery sales;

17.	Real estate leasing;

18.	Lending of securities, and related brokerage, arrangement and agency services;

19.	Trading of leased securities and related brokerage, arrangement and agency services;

20.	Depositary of securities;

21.	Asset management and trustee services for securitization specialty companies under asset securitization regulations;

22.	Securities dealing in the ECN market;

23.	Underwriting, brokerage and agency services for securities issued on a private placement basis;

24.	Leasing and sales of IT systems and software related to securities business;

25.	Advertisement in the form of electronic document through communication network;

26.	Other businesses and activities related to the items listed above; and

27.	Other businesses approved by relevant regulatory agencies.

(5)	Woori Credit Suisse Asset Management

1.	Creation/cancellation of investment trusts;

2.	Management of investment trust assets;

3.	Management of mutual funds;

4.	Sales and redemption of indirect investment securities;

5.	Investment advisory;

6.	Investment executions;

7.	Administration of invested companies;

8.	Futures trading;

9.	Call trading;

10.	Bill purchases;

11.	Domestic and global economy and capital markets research;

12.	Securities dealing;

13.	Publishing investment related books;

14.	Real estate leasing;

15.	Other activities approved by the Indirect Investment Asset Management Business Act; and

16.	Other businesses and activities related to the items listed above.

(6)	Woori Finance Information System

1.	Development, distribution and management of computer systems;

2.	Consulting services in computer installation and usage;

3.	Distribution, brokerage and lease of computer systems;

4.	Maintenance of computer-related equipment;

5.	Publication and distribution of IT-related reports and books;

6.	Educational services related to computer usage;

7.	Research and outsourcing information processing services;

8.	Internet-related businesses;

9.	Information processing, telecommunications and information distribution services;

10.	Manufacturing and distribution of audio-visual media;

11.	Information-processing operations and service systems; and

12.	All activities directly or indirectly related to the items listed above.

(7)	Woori F&I

1.	Purchase and disposition of ABSs, issued primarily to securitize distressed assets, pursuant to the Asset Securitization Law;

2.	Purchase and disposition of asset management companies that had been initially set up to manage distressed assets pursuant to the Asset securitization Law;

3.	Purchase and disposition of troubled assets;

4.	Investment activity with respect to indirect investment instruments under the Indirect Investment Asset Management Business Act and other investment activity with respect to other securities, bonds or similar financial assets under the Corporate Restructuring Promotion Act; and

5.	All businesses or activities directly or indirectly related to the businesses listed in 1 and 4.

(8)	Woori Third Asset Securitization Specialty Co., Ltd.

1.	Transfer, management and disposition of the securities and other assets (the “securitized assets”) and all rights related to the securitized asset of Hanvit Bank (now Woori Bank) and Kyongnam Bank pursuant to the Asset Securitization Law;

2.	Offering and redemption of the securitized assets;

3.	Preparation and registration of asset securitization plans to the Financial Supervisory Service;

4.	Execution of agreements required for the asset securitization plan;

5.	Provisional borrowing and other similar procedures for ABS redemption;

6.	Investment of surplus funds; and

7.	Other activities related to the items listed above.

(9)	Woori Private Equity

1.	Private equity business;

2.	Other activities approved by the Indirect Investment Asset Management Business Act; and

3.	Other activities related to the items listed above.

2.	History of the Company

a.	Company History

(1)	Background: From the establishment and major developments.

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings

March 27, 2001	Incorporated as Woori Finance Holdings, Co. Ltd (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Hanvit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

2.	History

December 23, 2000	Enactment of the Financial Holding Company Act

December 30, 2000	KDIC invested public funds of Won 8.5 trillion in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed application for the incorporation of Woori Finance Holdings

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings

March 27, 2001	Incorporated as Woori Finance Holdings, Co. Ltd (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Hanvit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management (elected Byungwon Bahk as the representative director)

(2)	Related companies within the business group

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	KDIC
1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	9 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Third Asset Securitization Specialty
Woori CS Asset Management
Woori Investment & Securities
Woori Private Equity
2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	14 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
	Woori SB Asset Management	Woori F&I
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.
	Woori Private Equity Fund	Woori Private Equity
	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars First Private Hoesa
Mars Second Private Hoesa

*

On March 5, 2007, Mars Second Private Hoesa, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

*

On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2nd tier subsidiaries as the company performed a second capital reduction (the first capital reduction was held in Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

*	On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was incorporated as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price		Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000		—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000		—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800		0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000		—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000		—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000		—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000		—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000		—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	1)	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380		—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380		—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380		—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588		—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313		—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228		—

b.	Anticipated Changes in Capital

Not applicable

c.	Convertible Bonds

All issued convertible bonds have been converted as of the date of this report.

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of 2007.6.30	(units: shares)

	Type
Items	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,558	2,558
Free float shares	806,012,782	806,012,782

b.	Capital and Price per Share

As of 2007.6.30	(units: Won, shares)

Type		Capital			Price per share
		Capital	Par value of issued shares	Par value of free float shares	Par value per share	Capital ÷ number of shares issued	Capital ÷ free float shares
Registered	Common Stock	4,030,076,700,000	4,030,076,700,000	4,030,063,910,000	5,000	5,000	5,000
Total		4,030,076,700,000	4,030,076,700,000	4,030,063,910,000	5,000	5,000	5,000

c.	Treasury Stock

As of 2007.6.30	(units: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 189-2	Common
	Preferred
Direct purchase other than the conditions under Sub-section 1, section 189-2	Common	2,555	3			2,558
	Preferred
Subtotal	Common	2,555	3			2,558
	Preferred
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common	2,555	3			2,558
	Preferred

d.	Status of Employee Stock Option Program

(units: shares)

Type of stock	Type of Stock	Beginning Balance (2007.01.01)	Ending Balance (2007.06.30)
Employee Account
Employee Union Account	Common stock	41,403	0

5.	Voting Rights

As of 2007.6.30	(units: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	—	2,558
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,012,782
	Preferred Shares

6.	Dividend Information

a.	Dividend information for the past three years

Items		2006	2005	2004
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		2,029,319	1,688,221	1,261,924
Earnings per share (Won)		2,518	2,099	1,616
Profit available for dividend distribution (Won in Millions)		5,017,365	3,514,715	2,120,429
Total cash payout (Won in Millions)		483,608	322,405	119,468
Total stock dividends (Won in Millions)		—
Propensity to cash dividends (%)		23.83	19.10	9.47
Cash dividend yield (%)	Common Shares	2.71	1.98	1.81
	Preferred Shares
Stock dividend yield (%)	Common Shares
	Preferred Shares
Cash dividend per share (Won)	Common Shares	600	400	150
	Preferred Shares
Stock dividend per share (Won)	Common Shares
	Preferred Shares

II.	Description of Business

1.	Business Overview

a.	Organizational Chart

As of 2007. 6. 30

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of operations

(1)	Source of Funds

(units: millions of Won)

Items	2007 1H	2006	2005
Shareholders’ Equity	12,814,612	11,933,072	9,717,364
Capital	4,030,076	4,030,076	4,030,076
Capital Surplus	84,488	84,488	84,488
Retained Earnings	6,617,788	5,597,546	3,891,963
Capital Adjustments	2,082,259	2,220,962	1,710,836
Borrowings	1,859,604	1,860,449	2,314,419
Debentures	1,848,198	1,847,591	2,296,203
Bank Borrowings	—	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	11,406	12,858	18,216
Total	14,674,216	13,793,521	12,031,783

(2)	Use of Funds

(units: millions of Won)

Items	2007 1H	2006	2005
Subsidiary Stock	14,477,518	13,591,413	11,751,678
Woori Bank	12,044,602	11,297,882	9,695,213
Kyongnam Bank	869,295	794,984	694,275
Kwangju Bank	688,193	630,995	561,330
Woori Financial Information System	11,259	11,245	11,903
Woori F&I	135,347	124,874	114,017
Woori 3rd Asset Securitization Specialty	17,622	24,317	—
Woori Investment & Securities	655,293	649,355	604,543
Woori CS Asset Management (formerly Woori Asset Management)	44,632	47,655	60,600
Woori Private Equity	11,365	10,106	9,797
Investment Securities	—	—	—
Loan Obligations	9,950	49,750	109,450
Tangible Assets	587	630	119
Intangible Assets	25	30	35
Cash	124,992	89,724	104,072
Other Assets	61,143	61,974	66,428
Total	14,674,215	13,793,521	12,031,783

c.	Transactions related to Commission Fees

(units: millions of Won)

Category	2007 1H	2006	2005
Commission Revenue (A)	0	0	0
Commission Expense (B)	1,678	7,613	6,641
Commission Profit (A-B)	-1,678	-7,613	-6,641

3.	Other Information Relevant to Investment Decisions

a.	BIS Ratio

(units: millions of Won)

Items	2007 1H	2006	2005
Total Capital (A)	19,451,900	—	—
Risk weighted assets (B)	159,245,000	—	—
BIS Ratio (A/B)	12.22%	—	—

b.	Credit ratings for the past three years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2003.11.13		BBB	R&I (AAA ~ C)	Periodic evaluation
2003.12.04	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2003.12.04	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2004.2.6		BBB	Fitch Rating (AAA ~ D)	Case evaluation
2004.3.11		BBB-	S&P (AAA ~ D)	Case evaluation
2004.5.27		Baa3	Moody’s (Aaa ~ C)	Case evaluation
2004.6.9	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2004.6.9	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2004.7.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2004.7.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2004.11.15	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2004.11.15	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.6.7		BBB	S&P (AAA ~ D)	Case evaluation
2005.6.9	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.6.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2005.9.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2005.9.20	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.10.24		BBB+	Fitch Rating (AAA ~ D)	Case evaluation
2006.08.10		Baa2	Moody’s (Aaa ~ C)	Case evaluation
2006.09.07		Baa1	Moody’s (Aaa ~ C)	Case evaluation
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation

c.	Won-denominated Current Ratio

(units: millions of Won)

Items	2007 1H	2006	2005	2004
Current Assets (A)	135,202	117,037	111,091	57,346
Current Liabilities (B)	10,834	12,496	18,216	11,385
Current Ratio (A/B)	1,247.97%	936.60%	609.85%	503.70%

*	Current ratio
=	assets with maturity of less than 3 months

liabilities with maturity of less than 3 months

d.	Foreign Currency-denominated Current Ratio

(units: millions of Won)

Items	2007 1H	2006	2005	2004
Current Assets (A)	—	—	—	—
Current Liabilities (B)	—	—	—	—
Current Ratio (A/B)	—	—	—	—

*	Current ratio
=	assets with maturity of less than 3 months

liabilities with maturity of less than 3 months

e.	Debt Ratio

(units: millions of Won)

Items	2007 1H	2006	2005	2004
Liabilities (A)	1,859,603	1,860,448	2,314,418	2,299,992
Equity (B)	12,814,612	11,922,274	9,717,364	7,448,052
Debt Ratio (A/B)	14.51%	15.60%	23.80%	30.90%

I II. Financial Information

1.	Condensed Financial Statements (Non-consolidated)

(units: millions of Won)

Items	2007 1H	2006	2005	2004	2003
Cash and Due from Banks	124,992	89,724	104,072	56,099	349,585
Securities	14,477,518	13,591,413	11,751,678	9,436,975	7,007,222
Loans	9,950	49,750	109,450	218,641	830,566
Tangible Assets	588	630	119	228	242
Other Assets	61,168	62,004	66,464	36,101	60,200
Total Assets	14,674,216	13,793,521	12,031,783	9,748,044	8,247,815
Borrowings	0	0	0	120,000	0
Debentures	1,848,198	1,847,591	2,296,203	2,154,637	2,621,182
Other Liabilities	11,406	12,858	18,216	25,354	28,738
Total Liabilities	1,859,604	1,860,449	2,314,419	2,299,991	2,649,920
Common Stock	4,030,077	4,030,077	4,030,077	3,982,278	3,877,525
Capital Surplus	84,488	84,488	84,488	84,356	61,324
Capital Adjustment	-18	-18	-18	2,604	1,522
Other Comprehensive Income	2,082,277	2,220,980	1,710,854	1,049,961	374,658
Retained Earnings	6,617,788	5,597,545	3,891,963	2,328,854	1,282,866
Total Stockholder’s Equity	12,814,612	11,933,072	9,717,364	7,448,053	5,597,895
Operating Income	1,562,425	2,031,611	1,867,488	1,922,849	1,593,251
Operating Profit	1,504,091	1,893,248	1,688,298	1,259,874	203,097
Net Profit before Tax	1,504,346	2,029,319	1,688,221	1,261,925	202,565
Net profit	1,504,346	2,029,319	1,688,221	1,261,925	202,565

*1.	Accounts and numbers are presented in accordance with the Corporate Accounting Standard No. 101 and No. 24.
2.	The 2006 figures include non-operating income of KRW 117.0 billion resulting from the accounting treatment and related interpretation of the effect of the sale of securities in prior periods by a related party in which we acquired an interest.
3.	The 2006 figures also include KRW 26.6 billion as a result of changes in accounting treatment and related interpretation related to private equity fund.
4.	Operating income and operating expenses in the year 2003, 2004, and 2005 are computed by the total amount of gain or loss under the equity method in accordance with the Article 15 of the corporate accounting standard.
5.	The 2004 figures have been changed due to changes in accounting standards.

2.	Condensed Financial Statements (Consolidated)

(units: millions of Won)

Items	2006	2005	2004	2003	2002
Cash and Due from Banks	10,674,977	11,224,015	6,530,065	6,471,855	6,568,852
Securities	46,313,960	37,693,090	29,175,271	27,006,678	26,452,509
Loans	140,854,505	106,937,970	91,482,647	86,077,297	73,604,113
Tangible Assets	2,561,391	2,472,727	2,410,106	2,253,714	2,356,235
Other Assets	11,592,497	6,215,046	7,003,875	6,958,176	5,861,825
Total Assets	211,997,330	164,542,848	136,601,964	128,767,720	114,843,534
Deposits	129,022,868	107,087,990	92,148,907	89,049,625	78,917,388
Borrowings	54,134,339	37,116,858	27,910,757	25,008,773	24,654,095
Other Liabilities	15,415,318	9,233,038	7,837,020	9,011,022	5,957,284
Total Liabilities	198,572,525	153,437,886	127,896,684	123,069,420	109,528,767
Common Stock	4,030,077	4,030,077	3,982,278	3,877,525	3,839,074
Consolidated Capital Surplus	187,955	142,608	170,960	57,844	25,029
Consolidated Capital Adjustment	-55,854	-52,485	-94,843	51,715	-12,903
Consolidated Other Comprehensive Income	2,173,342	1,705,194	1,060,800	363,254	67,409
Consolidated Retained Earnings	5,601,869	3,896,255	2,333,145	1,152,053	1,151,113
Minority Interest	1,487,416	1,383,313	1,252,940	195,909	245,045
Total Stockholder’s Equity	13,424,805	11,104,962	8,705,280	5,698,300	5,314,767
Operating Income	19,895,975	14,564,520	13,542,554	10,696,247	9,996,388
Operating Profit	2,748,368	2,004,494	1,137,600	57,719	375,872
Net Profit before Tax	2,913,712	2,145,704	1,192,574	231,062	454,884
Aggregated Net Profit	2,189,207	1,833,521	1,261,052	52,374	613,576
Net Profit for Majority Shareholders	2,029,319	1,688,221	1,261,925	56,279	591,588
Net Profit for Minority Shareholders	159,888	145,300	-873	-3,905	21,988
No. of Companies Consolidated	24	21	24-	15	17

*1.	Accounts and numbers are presented in accordance with the Corporate Accounting Standard No. 101 and No. 24.
2.	The 2006 figures include non-operating income of KRW 117.0 billion resulting from the accounting treatment and related interpretation of the effect of the sale of securities in prior periods by a related party in which we acquired an interest.
3.	The 2006 figures also include KRW 26.6 billion as a result of changes in accounting treatment and related interpretation related to private equity fund.
4.	Operating income and operating expenses in the year 2003, 2004, and 2005 are computed by the total amount of gain or loss under the equity method in accordance with the Article 15 of the corporate accounting standard.
5.	The 2004 figures have been changed due to changes in accounting standards.

3.	Accounting Information

a.	Loan Loss Reserves

(1)	Loan Loss Reserves for the past three years by classification

(units: millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2007 1H	Loans	10,000	50	0.5%
	Total	10,000	50	0.5%
2006	Loans	50,000	250	0.5%
	Total	50,000	250	0.5%
2005	Loans	110,000	550	0.5%
	Total	110,000	550	0.5%

(2)	Change in Loan Loss Reserves for the past three years

(units: millions of Won)

Item	2007 1H	2006	2005
1. Initial loan loss reserves balance	250	550	1,098
2. Net credit costs	0	0	0
1) Write-offs	0	0	0
2) Recovery of written-off assets	0	0	0
3) Other changes	0	0	0
Recovery of credit costs	-200	-300	-548
Ending loan loss reserve balance	50	250	550

4.	Notes on Consolidated Financial Statements

(1)	Auditor’s opinion

Item	2006	2005	2004
Auditor	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	HanaAnjin (Deloitte HanaAnjin)
Auditor’s Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion

(2)	Companies included in the consolidated financial statements in the last three years

Year	Companies included	Newly included companies	Excluded companies
2006	Woori Finance Holdings and 24 companies	- Korea BTL Infrastructure Fund - Woori Global Markets Asia Limited - Mars First Private Hoesa

2005	Woori Finance Holdings and 21 companies	- Woori Private Equity	- Woori Investment Trust Management - Woori Securities - Woori Second SPC - Woori First Private Investment Company

2004	Woori Finance Holdings and 24 companies

-        Woori First Private Investment Company

-        LG Investment & Securities

-        LG Futures

-        LG Investment Trust Management

-        LG Investment & Securities Int’l Ltd.

-        LG Investment & Securities (H.K.) Limited

-        LG Investment & Securities America, Inc.

-        LG Investments Holding B.V. (Amsterdam) GG

-        High Technology Venture Investment

-        Global Technology Investment

- Woori Credit Card

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2007 1H	2006 1H	2006	2005
Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)

2.	Compensation to the Independent Auditor

a.	Auditing Service

(units: millions of Won)

Year	Auditor	Activity	Compensation	Accrued Time (hrs)
2007 1H	Anjin (Deloitte Anjin)	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	340	2,136
2006	Anjin (Deloitte Anjin)	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	320	5,210
2005	Anjin (Deloitte Anjin)	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	320	5,950

b.	Compensation for Services Other than the Audit

(units: in millions of won, unless otherwise indicated)

Year	Contract Date	Activity	Period	Comp.	Note
2007 1H		N/A
2006	2006.12.15	US GAAP and SOX Auditing	2006.12~2007.5	3,530	Deloitte Anjin
2005	2006.2.9	US GAAP Auditing	2005.12~2006.5	USD 1,950 thousand	Deloitte Anjin

V.	Corporate Governance and Affiliated Companies

1.	Overview of the Corporate Governance

a.	About the Board of Directors

(1)	Board of Directors

A.	Duties of Boards of Directors

1.	The Board of Directors shall consist of directors and shall determine the matters that are provided for as the authority of the Board of Directors under the relevant laws and regulations.

2.	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits.

B.	Information Regarding the Board of Directors

•	The following information was stated in the notice to the shareholders of the annual general meeting and in the explanation of bill on March 12 and 13, 2007, respectively.

•	Second Resolution: Appointment of Executive Director

Position	Name	Information	Relationship with KDIC	Transaction with WFG
Executive Director	Byongwon Bahk	- Director-General, Bureau of Economic Policy, Ministry of Finance and Economy (MOFE) - Vice Minister, Ministry of Finance and Economy (MOFE)	N/A	N/A

•	Third Resolution: Appointment of Non-Standing Directors as Audit Committee Members

Position	Name	Information	Relationship with KDIC	Transaction with WFG
Non-standing Director and audit Committee	Bong-Soo Park	- Chairman & President, Korea Technology Credit Guarantee Fund - Currently Executive Advisor at Korea Institute for International Economics Policy	N/A	N/A

Non-standing Director and audit Committee	Woon-Youl Choi	- Member of Monetary Policy Committee - Currently Vice President of Sogang University	N/A	N/A

Non-standing Director and audit Committee	Pyoung Wan Har	- Standing Audit Committee Member of Korean Exchange Bank	N/A	N/A

Non-standing Director and audit Committee	Kwang-Dong Kim	- Deputy Minister for Trade, Ministry of Foreign Affairs and Trade - Ambassador of the Republic of Korea to the Federative Republic of Brazil	N/A	N/A

Non-standing Director and audit Committee	Inbong Ha	- President, Korean Business Administration and Economics Association - Currently Professor, College of Economics and Business Administration, Kyungpook National University	N/A	N/A

Non-standing Director and audit Committee	Myoung-Soo Choi	- Director General of the Investigation Department at KDIC - Currently Director General of Fund Management & Planning Department at KDIC	Employee (Director)	N/A

*	Bong-Soo Park and Woon-Youl Choi were reappointed. Pyoung Wan Har, Kwang-Dong Kim, Inbong Ha and Myoung-Soo Choi were newly appointed.

C.	Appointment of Non-standing Directors

Pursuant to Article 42 of the Articles of Association and Article 5 of the non-standing director candidate nomination committee regulations, a non-standing director is appointed through the recommendation by the non-standing director candidate nomination committee of the candidates and the a resolution at a shareholders’ meeting.

* Article 42 (Committee)

1.	We currently have the following management committees serving under the board of directors:

(a)	BOD Management Committee

(b)	Management Compensation Committee

(c)	Risk Management Committee

(d)	Executive Management Committee

(e)	Ethics Management Committee

(f)	Non-standing Director Candidate Nomination Committee

(g)	MOU Review Committee

(h)	Audit Committee

D.	Committees within Board of Directors

1.	BOD Management Committee

Name	Position	Notes
Byongwon Bahk	Chairman and CEO	Chairman/CEO Byongwon Bahk heads this committee consisting of the heads of the sub-committees. Non- standing directors must be more than 1/2 of the total committee members.
Pyoung Wan Har	Non-standing Director
Kwang-Dong Kim	Non-standing Director
Bong-Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director

On March 30, 2007, Byongwon Bahk was newly elected as Chairman & CEO at the Annual General Meeting of Shareholders and became the head of the BOD Management Committee.

2.	Management Compensation Committee

Name	Position	Notes
Pyoung Wan Har	Non-standing Director	Non-standing director Woon-Youl Choi heads this committee consisting of no less than three non- standing directors.
Bong-Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director

Non-standing director Pyoung Wan Har, Bong-Soo Park, Woon-Youl Choi were newly appointed to the committee on March 30, 2007.

3.	Risk Management Committee

Name	Position	Notes
Byongwon Bahk	Chairman and CEO	Chairman/CEO Byongwon Bahk heads this committee. The committee consists of the Chairman/CEO, CFO and no less than three non-standing directors.
Pyoung Wan Har	Non-standing Director
Bong-Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director
Inbong Ha	Non-standing Director
Myoung-Soo Choi	Non-standing Director

On March 30, 2007, Byongwon Bahk was newly elected as Chairman & CEO at the Annual General Meeting of Shareholders and became the head of the Risk Management Committee.
Non-standing directors Pyoung Wan Har, Bong-Soo Park, Woon-Youl Choi, Inbong Ha, and Myoung-Soo Choi were appointed to the Risk Management Committee on March 30, 2007.

4.	Audit Committee

Name	Position	Notes
Bong-Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director
Pyoung Wan Har	Non-standing Director
Kwang-Dong Kim	Non-standing Director
Inbong Ha	Non-standing Director
Myoung-Soo Choi	Non-standing Director

5.	Executive Management Committee

Name	Position	Notes
Byongwon Bahk	Chairman and CEO	Chairman/CEO Byongwon Bahk heads the committee consisting of all executive directors.

On March 30, 2007, Byongwon Bahk was newly elected as Chairman & CEO at the Annual General Meeting of Shareholders and became the head of the Executive Management Committee.

6.	Ethics Management Committee

Name	Position	Notes
Byongwon Bahk	Chairman and CEO	Non-standing director Kwang-Dong Kim heads this committee consisting of all executive directors and no less than two non-standing directors.
Kwang-Dong Kim	Non-standing Director
Myoung-Soo Choi	Non-standing Director

Non-standing Director Kwang-Dong Kim and Myoung-Soo Choi were newly appointed to the committee.

7.	Non-standing Director Candidate Nomination Committee

Name	Position	Notes
Byongwon Bahk	Chairman and CEO	Non-standing director Pyoung Wan Har heads this committee consisting of the Chairman/CEO and no less than three non-standing directors.
Pyoung Wan Har	Non-standing Director
Kwang-Dong Kim	Non-standing Director
Bong-Soo Park	Non-standing Director
Inbong Ha	Non-standing Director

8.	MOU Review Committee

Name	Position	Notes
Byongwon Bahk	Chairman and CEO	Chairman/CEO Byongwon Bahk heads this committee consisting of the entire board of directors.
Bong-Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director
Pyoung Wan Har	Non-standing Director
Kwang-Dong Kim	Non-standing Director
Inbong Ha	Non-standing Director
Myoung-Soo Choi	Non-standing Director

On March 30, 2007, Byongwon Bahk was newly elected as Chairman & CEO at the Annual General Meeting of Shareholders and became the head of the MOU Review Committee.

E.	Stock Options

As of June 30, 2007							(units: Won, shares)

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Byung Chul Yoon	Standing director	2002.12.04	Common	100,000	95,000	5,000	0	23,400

Kwang Woo Chun	Standing director	2002.12.04	Common	80,000	76,000	4,000	0	23,400

Euoo Sung Min	Standing director	2002.12.04	Common	80,000	0	80,000	0	23,400

Hwan Kyu Park	Non-standing dir.	2002.12.04	Common	40,000	0	2,000	38,000	23,400

Ki Chul Han	Non-standing dir.	2002.12.04	Common	30,000	18,500	1,500	10,000	23,400

Tae Ho Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	23,400

Won Gihl Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	23,400

Nam Hong Cho	Standing director	2002.12.04	Common	10,000	9,500	500	0	23,400

Sang Chul Lee	Standing director	2002.12.04	Common	10,000	9,500	500	0	23,400

Jae Woong Lee	Standing director	2002.12.04	Common	10,000	0	500	9,500	23,400

Gae Min Lee	Standing director	2002.12.04	Common	10,000	9,500	500	0	23,400

Kwang Sun Chung	Standing director	2002.12.04	Common	10,000	0	10,000	0	23,400

Hae-Seok Suh	Standing director	2002.12.04	Common	10,000	0	500	9,500	23,400

Duk Hoon Lee	Director of related company	2002.12.04	Common	80,000	76,000	4,000	0	23,400

Jong Wook Kim	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	23,400

Jin Kyu Park	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	23,400

Jong Ku Min	Director of related company	2002.12.04	Common	30,000	0	30,000	0	23,400

Jong Hwee Lee	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	23,400

Dong Myun Suh	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	23,400

Ki Shin Kim	Director of related company	2002.12.04	Common	30,000	18,000	1,500	10,500	23,400

Young Seok Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	23,400

Byung Kil Choi	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	23,400

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Young Ho Park	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	23,400

Tae Woong Chung	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	23,400

Dong Chan Bae	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	23,400

Dae Hwan Kim	Director of related company	2002.12.04	Common	10,000	9,500	500	0	23,400

Young Ha Kim	Director of related company	2002.12.04	Common	10,000	5,500	500	4,000	23,400

Young Yong Kim	Director of related company	2002.12.04	Common	10,000	3,500	500	6,000	23,400

Taik Su Han	Director of related company	2002.12.04	Common	10,000	9,500	500	0	23,400

Sang Im Park	Director of related company	2002.12.04	Common	10,000	0	500	9,500	23,400

Joon Ho Hahm	Director of related company	2002.12.04	Common	10,000	4,750	500	4,750	23,400

Joon Ho Lee	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	23,400

Joo Sun Yeom	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	23,400

Ga Seok Chae	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	23,400

Sung Wook Park	Director of related company	2002.12.04	Common	5,000	4,750	250	0	23,400

Ki Seok Kim	Director of related company	2002.12.04	Common	5,000	0	250	4,750	23,400

Jae Ki Hong	Director of related company	2002.12.04	Common	5,000	4,750	250	0	23,400

Sam Su Pyo	Director of related company	2002.12.04	Common	40,000	38,000	2,000	0	23,400

Jung Rak Chun	Director of related company	2002.12.04	Common	30,000	0	30,000	0	23,400

Won Chul Hwang	Director of related company	2002.12.04	Common	20,000	6,000	1,000	13,000	23,400

Jong Hwee Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	23,400

Sung Hoo Kwak	Director of related company	2002.12.04	Common	15,000	0	15,000	0	23,400

Seok Hwan Lee	Director of related company	2002.12.04	Common	15,000	0	15,000	0	23,400

Seok Hee Hwang	Director of related company	2002.12.04	Common	40,000	0	40,000	0	23,400

Choong Wan Lee	Director of related company	2002.12.04	Common	35,000	0	35,000	0	23,400

Ki Sang Chung	Director of related company	2002.12.04	Common	30,000	0	30,000	0	23,400

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Ki Joong Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	23,400

Kwang Suh Koo	Director of related company	2002.12.04	Common	15,000	0	15,000	0	23,400

In Kee Baek	Director of related company	2002.12.04		30,000	28,500	1,500	0	23,400

Seung Yang Han	Director of related company	2002.12.04		15,000	0	15,000	0	23,400

Keun Soo Yook	Director of related company	2002.12.04		15,000	0	15,000	0	23,400

Ki Jong Chung	Director of related company	2002.12.04	Common	5,000	4,750	250	0	23,400

Hun Il Nam	Director of related company	2002.12.04	Common	30,000	10,500	1,500	18,000	23,400

Young Soo Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	23,400

Jin Ho Yoon	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	23,400

Seok Koo Yoon	Director of related company	2002.12.04	Common	15,000	5,250	750	9,000	23,400

Ji Yeon Joo	Director of related company	2002.12.04	Common	15,000	14,250	750	0	23,400

Ho Hyun Lee	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	23,400

Chan Kook Chung	Director of related company	2002.12.04	Common	15,000	14,250	750	0	23,400

Duk Yoon Kim	Director of related company	2002.12.04	Common	15,000	12,250	750	2,000	23,400

Young Wook Kim	Director of related company	2002.12.04	Common	15,000	5,250	750	9,000	23,400

Dae Kyu Ko	Director of related company	2002.12.04	Common	15,000	7,250	750	7,000	23,400

Total	—	—	—	1,560,000	890,000	420,000	250,000	—

1.	Exercised options as of June 30, 2007

2.	Cancelled options reflect the deductions as stipulated in the stock option agreement for failure to meet the substandard and below loan ratio target.

3.	Exercise period: December 5, 2005 ~ December 4, 2008

4.	Exercise Price:

60% of granted = 11,921 Won {6,800*(1+Rate of return of the banking industry index)}

40% of granted = 6,800 Won

2.	Related Companies

Woori Finance Holdings Co.
Woori Bank (100%)
Woori Credit Information (100%)
Woori America Bank (100%)
PT Woori Bank Indonesia (95.18%)
Korea BTL Infrastructure Fund (100%)
Woori Global markets Asia Ltd. (100%)
Kwangju Bank (99.99%)
Kyongnam Bank (99.99%)
Woori Investment & Securities* (30.60%)
Woori Futures (100%)
Woori Investment & Securities International Ltd (London) (100)%
Woori Investment & Securities (H.K.) Ltd (100%)
Woori Investment & Securities America, Inc (100%)
Mars First Private Hoesa (52.94%)
Mars Second Private Hoesa (4.76%)
Woori CS Asset Management (70%)
Woori Finance Information System (100%)
Woori F&I (100%)
Woori SB Asset Management (51.00%)
Woori F&I Fifth Asset Securitization Specialty Co. Ltd (100%)
Woori 3rd SPC (100%)
Woori Private Equity (100%)
Woori Private Equity Fund (61.03%)

*	Woori Finance Holdings’ stake in Woori Investment & Securities includes preferred shares.

3.	Investments in Other Companies

As of June 30, 2007							(units: thousands of shares, millions of Won, %)

T y p e	Name	Beginning Balance			Changes[1]		Ending Bal.			Latest Net Income [2]	Note (Equity Method Gain/Loss)
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
D O M E S T I C	Woori Bank	635,957	100.0	11,297,882	—	746,720	635,957	100.0	12,044,602	1,642,032	1,314,044
	Kwangju Bank	44,080	99.9	630,995	—	57,108	44,080	99.9	688,103	90,118	71,064
	Kyongnam Bank	51,800	99.9	794,984	—	74,311	51,800	99.9	869,295	154,958	101,433
	Woori Finance Info Sys.	900	100.0	11,245	—	14	900	100.0	11,259	2,444	2,264
	Woori F&I	2,000	100.0	124,874	—	10,473	2,000	100.0	135,347	28,629	28,809
	Woori 3rd SPC	2	100.0	24,317	—	-6,695	2	100.0	17,622	-139	-72
	Woori Investment & Securities (formerly LGIS)	46,325	35.0	649,355	—	5,938	46,325	35.0	655,293	213,765	34,499
	Woori CS Asset Management (formerly LGITM)	4,663	70.0	47,655	—	-3,023	4,663	70.0	44,632	13,179	5,361
	Woori Private Equity	2,000	100.0	10,106		1,259	2,000	100.0	11,365	309	1,260
Foreign		—	—	—	—	—	—	—	—	—	—
Total		787,727		13,591,413	—	886,105	787,727	—	14,477,518	2,145,295	1,558,662

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.
2.	The latest net income is for the year ended December 31, 2006, except for Woori Credit Suisse Asset Management and Woori Investment & Securities for which the latest net income is for the year ended March 31, 2007.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of Major Shareholders and Related Parties

As of 2007.6.30	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons
			Beginning balance		(+)	(-)	Ending balance		Behind
			Stock	Share			Stock	Share	Change
KDIC	Major S/H	Common	628,458,609	77.97	—	40,300,000	588,158,609	72.97	After-hours Trading
Total		Common	628,458,609	77.97	—	40,300,000	588,158,609	72.97
		Preferred			—	—	—	0
		Total	628,458,609	77.97	—	40,300,000	588,158,609	72.97

Major Shareholder: KDIC

b.	Share Ownership of More than 5%

As of 2006.12.31	(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	628,458,609	77.97			628,458,609	77.97
Total		628,458,609	77.97			628,458,609	77.97

*	As of 2007.6.30, KIDC owns 588,158,609 shares in Woori Finance Holdings, or 72.97% of shares outstanding.

c.	Shareholder Distribution

As of 2006.12.31

Items	Shareholder number	Ratio	Number of shares	Ratio
Total Minority Shareholders	30,138	99.99	177,554,995	22.03
Minority Shareholders (Companies)	1,208	4.00	159,462,460	19.79
Minority Shareholders (Individual)	28,930	95.99	18,092,535	2.24
Major Shareholders	1	0.00	628,458,609	77.97
Main Shareholders	—	—	—	—
Total Other Shareholders	—	—	—	—
Others Shareholders (Companies)	1	0.00	1,736	0.00
Others Shareholders (Individual)	—	—	—	—
Total	30,140	100.00	806,015,340	100.0

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period	January	February	March	April	May	June
High	22,200	25,800	24,000	24,350	23,550	23,900
Low	20,100	23,000	22,150	22,700	21,400	21,350
Monthly Trade Volume	33,890,469	41,176,235	46,518,958	38,863,326	59,307,599	140,640,606

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADR)

Period		January	February	March	April	May	June
ADR	High	72.00	83.33	76.89	79.10	76.75	77.27
	Low	65.15	74.21	69.00	74.29	69.76	70.37
Monthly Trade Volume		121,900	129,600	164,500	129,700	142,000	244,300

VII. Directors and Employee Information

1.	Directors

Position		Name	Common Stocks Owned
Chairman and CEO	Registered	Byongwon Bahk	370
Senior Managing Director	Non-Registered	Seong Mok Park	—
Senior Managing Director	Non-Registered	Young-Gaeng Kim	—
Senior Managing Director	Non-Registered	Dongil Kim	—
Non-standing Director	Registered	Pyoung Wan Har	250
Non-standing Director	Registered	Kwang-Dong Kim	160
Non-standing Director	Registered	Bong-Soo Park	250
Non-standing Director	Registered	Inbong Ha	390
Non-standing Director	Registered	Woon-Youl Choi	390
Non-standing Director	Registered	Myoung-Soo Choi	—

Senior Managing Director Dongil Kim was newly appointed on April 25, 2007.

2.	Employee Status

As of 2007.6.30	(units: persons, thousands of Won)

Items	Staff				Average Tenure Years	Quarterly Compensation	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Male	79	—	1	80	2 years and 3 months	1,714,787	21,434
Female	8	—	10	18	3 years and 2 months	219,207	12,178
Total	87	—	11	98	2 years and 4 months	1,933,994	19,734

3.	Labor Union Membership

Items	Details	Remarks
Total Membership Base	Deputy Director and below
Actual Members	22
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

4.	Number of Professional Personnel

Items	Number	Responsibilities	Remarks
CPA	4	Financial accounting, Financial planning

VIII. Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of Won)

			Changes
Name	Relation	Item	Beg.	+	-	End	Notes
Woori F&I	Subsidiary	Other loan	50,000	—	40,000	10,000
Total			50,000	—	40,000	10,000

*	As of 2007.07.31, loans to Woori F&I have been fully repaid, and there is no outstanding loan balance.

b.	Payment Transactions

(units: shares)

Name	Relation	Transactions of Payments
		Item	Transactions				Notes
			Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	635,956,580			635,956,580
Kwangju Bank	Subsidiary	Common stock	44,080,000			44,080,000
Kyongnam Bank	Subsidiary	Common stock	51,800,000			51,800,000
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000			900,000
Woori F&I	Subsidiary	Common Stock	2,000,000			2,000,000
Woori Third Asset Securitization Specialty	Subsidiary	Invested Shares	2,000			2,000
Woori Investment & Securities (formerly known as LG Investment & Securities)	Subsidiary	Common Stock	46,324,981		—	46,324,981
Woori CS Asset Management (formerly known as LG Investment Trust Management)	Subsidiary	Common Stock	4,663,400		—	4,663,400
Woori Private Equity	Subsidiary	Common Stock	2,000,000			2,000,000
Total			787,726,961		—	787,726,961

EXHIBIT A

FINANCIAL STATEMENTS

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND SIX MONTHS

ENDED JUNE 30, 2007 AND 2006

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Audit.Tax.Consulting.Financial Advisory.

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd.:

We have reviewed the accompanying non-consolidated balance sheet of Woori Finance Holdings Co., Ltd. (the “Company”) as of June 30, 2007 and the related non-consolidated statement of income for the three months and six months ended June 30, 2007 and 2006 and non-consolidated statements of cash flows and changes in shareholders’ equity for the six months ended June 30, 2007 and 2006, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statement in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2006 and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein) and in our report dated March 8, 2007, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2006, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, cash flows or changes in shareholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

August 3, 2007

Notice to Readers

This report is effective as of August 3, 2007, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions)				(In thousands)
ASSETS
Cash and bank deposits (Notes 15 and 17)	(Won)	124,992	(Won)	89,724	US$	134,864	US$	96,811
Investment securities accounted for using the equity method of accounting (Notes 3 and 15)		14,477,518		13,591,413		15,620,973		14,664,882
Loans, net of allowance for possible loan losses (Notes 4, 15 and 17)		9,950		49,750		10,736		53,679
Fixed assets (Note 5)		587		630		634		680
Other assets (Notes 6 and 17)		61,169		62,004		66,000		66,901

	(Won)	14,674,216	(Won)	13,793,521	US$	15,833,207	US$	14,882,953

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Debentures, net of discounts (Notes 7 and 15)	(Won)	1,848,198	(Won)	1,847,591	US$	1,994,171	US$	1,993,516
Other liabilities (Notes 9 and 17)		11,406		12,858		12,307		13,874

		1,859,604		1,860,449		2,006,478		2,007,390

SHAREHOLDERS’ EQUITY
Common stock (Note 10)		4,030,077		4,030,077		4,348,378		4,348,378
Capital surplus		84,488		84,488		91,161		91,161
Capital adjustments (Note 10)		(18)		(18)		(19)		(19)
Accumulated other comprehensive income (Notes 3 and 19)		2,082,277		2,220,979		2,246,738		2,396,395
Retained earnings:
Legal reserve		580,181		377,249		626,005		407,044
Voluntary reserve		4,530,000		3,190,000		4,887,786		3,441,951
Retained earnings before appropriations (Note 10)		1,507,607		2,030,297		1,626,680		2,190,653

		6,617,788		5,597,546		7,140,471		6,039,648

		12,814,612		11,933,072		13,826,729		12,875,563

	(Won)	14,674,216	(Won)	13,793,521	US$	15,833,207	US$	14,882,953

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	Korean won								Translation into U.S. dollars (Note 2)
	2007				2006				2007				2006
	Three months		Six months		Three months		Six months		Three months		Six months		Three months		Six months
	(In millions, except for income per share data)								(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 16)	(Won)	644,058	(Won)	1,558,734	(Won)	598,650	(Won)	1,071,292	US$	694,927	US$	1,681,846	US$	645,932	US$	1,155,904
Interest income (Note 17)		1,992		3,491		5,101		7,765		2,149		3,766		5,504		8,378
Reversal of allowance for doubtful accounts		25		200		50		50		27		216		54		54

		646,075		1,562,425		603,801		1,079,107		697,103		1,685,828		651,490		1,164,336

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 16)		—		72		412		800		—		78		445		863
Interest expense		22,928		45,928		26,671		54,728		24,739		49,555		28,777		59,050
Fees		917		1,678		3,480		4,937		989		1,811		3,755		5,327
General and administrative (Notes 14 and 17)		5,101		10,656		9,057		14,391		5,504		11,498		9,772		15,528

		28,946		58,334		39,620		74,856		31,232		62,942		42,749		80,768

OPERATING INCOME		617,129		1,504,091		564,181		1,004,251		665,871		1,622,886		608,741		1,083,568

NON-OPERATING INCOME		217		282		237		279		234		304		256		301

NON-OPERATING EXPENSES		22		27		5		10		24		29		6		11

INCOME BEFORE INCOME TAX		617,324		1,504,346		564,413		1,004,520		666,081		1,623,161		608,991		1,083,858

INCOME TAX EXPENSE (Note 12)		—		—		—		—		—		—		—		—

NET INCOME	(Won)	617,324	(Won)	1,504,346	(Won)	564,413	(Won)	1,004,520	US$	666,081	US$	1,623,161	US$	608,991	US$	1,083,858

NET INCOME PER COMMON SHARE (Note 18)	(Won)	766	(Won)	1,866	(Won)	700	(Won)	1,246	US$	0.83	US$	2.01	US$	0.76	US$	1.34

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	1,504,346	(Won)	1,004,520	US$	1,623,161	US$	1,083,858

Adjustments to reconcile net income to net cash provided by operating activities:
Loss on valuation using the equity method of accounting		72		800		78		863
Interest expense (amortization of discounts on debentures)		607		721		655		778
Provision for severance benefits		358		376		386		406
Depreciation		148		52		160		56
Amortization		6		11		8		12
Stock-based Compensation		128		—		138		—
Other non-operating expenses		—		1		—		1
Gain on valuation using the equity method of accounting		(1,558,734)		(1,071,292)		(1,681,846)		(1,155,904)
Reversal of allowance for doubtful accounts		(200)		(50)		(216)		(54)
Gain on disposal of fixed assets		—		(19)		—		(21)

		(1,557,615)		(1,069,400)		(1,680,637)		(1,153,863)

Changes in operating assets and liabilities:
Decrease in other receivable		518		—		558		—
Decrease in accrued income		238		231		257		249
Decrease (increase) in prepaid expenses		90		(190)		97		(19)
Increase in advanced payments		(15)		(18)		(16)		(205)
Decrease in prepaid income tax		—		1,246		—		1,344
Retirement benefits payment		(521)		(269)		(563)		(290)
Decrease in employee retirement insurance deposit		374		245		404		264
Increase (decrease) in other payables		253		(343)		273		(370)
Decrease in accrued expenses		(1,948)		(1,482)		(2,101)		(1,599)
Decrease in withholdings		(96)		(168)		(104)		(181)
Dividends income on investment securities accounted for the equity method		533,358		767,091		575,483		827,677

		532,251		766,343		574,288		826,870

Net cash provided by operating activities		478,982		701,463		516,812		756,865

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposition of investment securities accounted for using the equity method accounting	(Won)	—	(Won)	54,000	US$	—	US$	58,265
Collection of loans		40,000		10,000		43,159		10,790
Disposition of vehicles		—		19		—		21
Collection of guarantee deposits		—		25		—		27
Acquisition of available-for-sale securities		—		(50,000)		—		(53,949)
Acquisition of fixed assets		(105)		(19)		(113)		(21)
Acquisition of intangible assets		(1)		(14)		(1)		(15)

Net cash provided by investing activities		39,894		14,011		43,045		15,118

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of debentures in local currency		—		(150,000)		—		(161,847)
Payment of dividends		(483,608)		(322,405)		(521,804)		(347,869)

Net cash used in financing activities		(483,608)		(472,405)		(521,804)		(509,716)

NET INCREASE IN CASH AND BANK DEPOSITS		35,268		243,069		38,053		262,267

CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		89,724		104,072		96,811		112,292

CASH AND BANK DEPOSITS, END OF THE PERIOD	(Won)	124,992	(Won)	347,141	US$	134,864	US$	374,559

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

	Common stock		Capital surplus		Capital adjustment		Accumulated other comprehensive income		Retained earnings		Total
	(In millions)
January 1, 2006	(Won)	4,030,077	(Won)	84,488	(Won)	(18)	(Won)	1,710,854	(Won)	3,891,963	(Won)	9,717,364
Net income		—		—		—		—		1,004,520		1,004,520
Dividend		—		—		—		—		(322,405)		(322,405)
Valuation using the equity method on subsidiaries		—		—		—		225,279		(241)		225,038
Gain on valuation of available-for-sale securities		—		—		—		391		—		391

June 30, 2006	(Won)	4,030,077	(Won)	84,488	(Won)	(18)	(Won)	1,936,524	(Won)	4,573,837	(Won)	10,624,908

January 1, 2007	(Won)	4,030,077	(Won)	84,488	(Won)	(18)	(Won)	2,220,980	(Won)	5,597,546	(Won)	11,933,073
Net income		—		—		—		—		1,504,346		1,504,346
Dividend		—		—		—		—		(483,608)		(483,608)
Valuation using the equity method on subsidiaries		—		—		—		(138,703)		(496)		(139,199)

June 30, 2007	(Won)	4,030,077	(Won)	84,488	(Won)	(18)	(Won)	2,082,277	(Won)	6,617,788	(Won)	12,814,612

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions; Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns nine subsidiaries and sixteen 2nd-tier subsidiaries as of June 30, 2007.

Upon incorporation, the Company’s stock amounted to (Won)3,637,293 million, consisting of 727,458,609 common shares (Won)5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of June 30, 2007, the Company’s stock amounted to (Won)4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 588,158,609 shares (72.97%).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The structure of the Company and its subsidiaries as of June 30, 2007 and December 31, 2006 is as follows:

		2007		2006
Parent companies	Subsidiaries	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	635,956,580	100.0	Jun. 30
”	Kyongnam Bank	51,800,000	99.9	51,800,000	99.9	Jun. 30
”	Kwangju Bank	44,080,000	99.9	44,080,000	99.9	Jun. 30
”	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Jun. 30
”	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Jun. 30
”	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Jun. 30
”	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	Jun. 30
”	Woori Credit Suisse Asset Management Co., Ltd.	4,663,400	70.0	4,663,400	70.0	Jun. 30
”	Woori Private Equity Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Jun. 30
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Jun. 30	(*3)
”	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Jun. 30	(*3)
”	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Jun. 30	(*3)
”	Korea BTL Infrastructure Fund	7,937,899	100.0	7,937,899	100.0	Jun. 30
”	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	Jun. 30	(*3)
Woori F&I Co., Ltd.	Woori SB Asset Management Co., Ltd.	408,000	51.0	408,000	51.0	Jun. 30

		2007		2006
Parent companies	Subsidiaries	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Jun. 30
”	Woori Investment Securities Int’l Ltd.	5,788,000	100.0	5,788,000	100.0	Jun. 30	(*3)
”	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Jun. 30	(*3)
”	Woori Investment Securities America, Inc.	300	100.0	300	100.0	Jun. 30	(*3)
”	LG Investment Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Jun. 30	(*3)
”	High Technology Venture Investment	208,000	42.9	208,000	42.9	Jun. 30	(*3)
”	Global Technology Investment	592,000	50.0	592,000	50.0	Jun. 30	(*3)
”	MARS First Private Equity Fund	9,000,000	52.9	9,000,000	52.9	Jun. 30	(*3)
”	MARS Second Private Equity Fund (*1)	2,418	8.9	—	—	Jun. 30	(*3)
”	Connacht Capital Market Investment (*2)	15,000,000	100.0	—	—	Jun. 30	(*3)

(*1)	On March 20 and April 26, 2007, Woori Investment Securities acquired 129 and 2,289 shares of MARS Second Private Fund, respectively and included it in its consolidation scope since Woori Investment Securities can be involved in operating policy decision and participate on the board of directors as a general partner.
(*2)	Since Connacht Capital Market Investment had been due for liquidation, it was accounted for using the equity method of accounting and excluded from consolidation for the year ended December 31, 2006. However, it has been included in consolidation scope of Woori Investment Securities as its liquidation process did not proceed for the six months ended June 30, 2007.
(*3)	The financial statements as of June 30, 2007 are not reviewed.

(3)	General information pertaining to the Company’s subsidiaries as of June 30, 2007 does not differ materially from that as of December 31, 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, cash flows or changes in shareholders’ equity, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of (Won)926.80 to US$ 1.00 at June 30, 2006, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.

The accounting policies, which have been adopted in preparing the accompanying non-consolidated financial statements, do not differ materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2006 except for the following:

a.	Adoption of new statements of Korea accounting standards (“SKAS”)

Korea Accounting Standards Board (“KASB”) has been issuing new accounting standards that replaces the existing Korea Financial Accounting Standards (“KFAS”) and has issued SKASs No.1 to No.25. The Company had adopted SKASs No.1 to No.20 (except for No.11) before the beginning of the 2007 and SKASs No.11 ‘Discontinuing operations’ and No.21 ‘Preparation and presentation of financial statements’ to No.25 ‘Consolidated financial statement’ on or after January 1, 2007.

Significant SKASs newly adopted are summarized below.

1)	Change of presentation of financial statements

The Company has prepared the balance sheets, income statements, statements of appropriations of retained earnings (statements of disposition of accumulated deficit), statements of cash flows, statements of changes in shareholders’ equity and notes on a going concern basis in accordance with SKAS No.21 and revised No.101 ‘Financial holding company’. The presentation and classification of items in the financial statements should be retained from one period to the next to improve the comparability of financial statements and the comparative information should be disclosed in respect of the previous period for all amounts reported in the financial statements. Thus, the Company has prepared the statements of changes in shareholders’ equity as a complete set of financial statements and the statements of comprehensive income as a note.

2)	Amendments to SKAS No.2 ‘Interim Financial Reporting’

In accordance with amendments to SKAS No. 2, the Company prepared income statements for the three months ended June 30, 2007 interim period and year-to-date period. However, statements of cash flows and changes in shareholders’ equity have been prepared for the six months ended June 30, 2007. The Company presented those of the corresponding periods of the prior year for the comparative purpose.

3.	INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Changes in investment securities accounted for using the equity method of accounting for the six months ended June 30, 2007 and the year ended December 31, 2006 are as follows (Korean won in millions):

	January 1, 2007		Gain (loss) on valuation using the equity method		Other comprehensive income		Retained earnings		Dividends		June 30, 2007
Woori Bank	(Won)	11,297,882	(Won)	1,314,044	(Won)	(142,012)	(Won)	(493)	(Won)	(424,819)	(Won)	12,044,602
Kyongnam Bank		794,984		101,433		3,856		(2)		(30,976)		869,295
Kwangju Bank		630,995		71,064		4,073		—		(18,029)		688,103
WFIS		11,245		2,264		—		—		(2,250)		11,259
Woori F&I		124,874		28,809		(4,190)		—		(14,146)		135,347
Woori 3rd SPC		24,317		(72)		(6,623)		—		—		17,622
Woori Investment Securities		649,355		34,499		6,183		—		(34,744)		655,293
Woori CS		47,655		5,361		10		—		(8,394)		44,632
Woori PE		10,106		1,260		—		(1)		—		11,365

	(Won)	13,591,413	(Won)	1,558,662	(Won)	(138,703)	(Won)	(496)	(Won)	(533,358)	(Won)	14,477,518

	January 1, 2006		Gain (loss) on valuation using the equity method		Other comprehensive income		Retained earnings		Other decrease		December 31, 2006
Woori Bank	(Won)	9,695,213	(Won)	1,648,837	(Won)	422,298	(Won)	(1,331)	(Won)	(467,135)	(Won)	11,297,882
Kyongnam Bank		694,275		155,002		(22,759)		—		(31,534)		794,984
Kwangju Bank		561,330		100,656		24,640		—		(55,631)		630,995
WFIS		11,903		3,842		—		—		(4,500)		11,245
Woori F&I		114,017		28,474		11,884		—		(29,501)		124,874
Woori 3rd SPC		—		(139)		24,564		—		(108)		24,317
Woori Investment Securities		604,543		68,233		14,127		—		(37,548)		649,355
Woori CS		60,600		11,013		768		—		(24,726)		47,655
Woori PE		9,797		309		—		—		—		10,106

	(Won)	11,751,678	(Won)	2,016,227	(Won)	475,522	(Won)	(1,331)	(Won)	(650,683)	(Won)	13,591,413

(2)	The details of other decreases for the year ended December 31, 2006 are as follows (Korean won in millions):

	Other non-operating revenue		Acquisition (Disposal)		Dividends		Total
Woori Bank	(Won)	125,576	(Won)	—	(Won)	(592,711)	(Won)	(467,135)
Kyongnam Bank		34,770		—		(66,304)		(31,534)
Kwangju Bank		(14,681)		—		(40,950)		(55,631)
WFIS		—		—		(4,500)		(4,500)
Woori F&I		—		—		(29,501)		(29,501)
Woori 3rd SPC		—		—		(*1)(108)		(108)
Woori Investment Securities		(9,753)		—		(27,795)		(37,548)
Woori CS		—		(*2)(19,396)		(5,330)		(24,726)

	(Won)	135,912	(Won)	(19,396)	(Won)	(767,199)	(Won)	(650,683)

(*1)	Adjustment on dividend receivables
(*2)	On May 30, 2006, the Company sold 1,998,600 shares (30%) of Woori CS to Credit Suisse and (Won)34,604 million of gain on the disposal of the ownership interest was recorded in other comprehensive income.

(3)	The details of changes in the differences between the acquisition cost and the proportionate net asset value on the acquisition date for the six months ended June 30, 2007 and for the year ended December 31, 2006 are as follows (Unit: Korean won in millions):

	Jan. 1, 2007		Amortization		Jun. 30, 2007
Woori F&I	(Won)	70	(Won)	2	(Won)	68
Woori Investment Securities		(2,494)		(61)		(2,433)

	(Won)	(2,424)	(Won)	(59)	(Won)	(2,365)

	Jan. 1, 2006		Amortization		Dec. 31, 2006
Woori F&I	(Won)	74	(Won)	4	(Won)	70
Woori Investment Securities		(2,735)		(241)		(2,494)

	(Won)	(2,661)	(Won)	(237)	(Won)	(2,424)

(4)	The details of unrealized gain(loss) from transactions among subsidiaries for the six months ended June 30, 2007 are as follows (Korean won in millions):

	Jan. 1, 2007		Realized		Incurred		Jun. 30, 2007
Woori Bank	(Won)	588	(Won)	(2,443)	(Won)	(4,329)	(Won)	(6,184)
Kyongnam Bank		5		(2)		—		3
Kwangju Bank		3,688		2,152		—		5,840
WFIS		1,726		367		—		2,093
Woori F&I		(384)		(200)		—		(584)
Woori 3rd SPC		(139)		—		—		(139)

	(Won)	5,484	(Won)	(126)	(Won)	(4,329)	(Won)	1,029

(5)	The market value of Woori Investment Securities is (Won)1,310,997 million ((Won)28,300 per share) as of June 30, 2007.

4.	LOANS

(1)	Loans and allowance for the possible loan losses as of June 30, 2007 and December 31, 2006 are as follows (Korean won in millions):

	Issuance date	Maturity date	Annual interest rate (%)	2007		2006
Woori F&I (*1)	Mar. 25, 2003	Mar. 25, 2007	7.3	(Won)	—	(Won)	27,000
”	Jul. 7, 2003	Jul. 7, 2007	7.3		10,000		23,000

					10,000		50,000
Allowance for possible loan losses					(50)		(250)

				(Won)	9,950	(Won)	49,750

(*1) Loans granted to finance the acquisitions of the securitization debentures and the investment equity securities related to the joint venture special entities of Woori F&I.

5.	FIXED ASSETS AND INTANGIBLE ASSETS

(1)	Changes in fixed assets for the six months ended June 30, 2007 and the year ended December 31, 2006 are as follows (Korean won in millions):

	Jan. 1, 2007		Acquisition		Disposition		Depreciation		Jun. 30, 2007
Furniture and equipment	(Won)	596	(Won)	35	(Won)	—	(Won)	140	(Won)	491
Leasehold improvements		34		43		—		8		69
Other		—		27		—		—		27

	(Won)	630	(Won)	105	(Won)	—	(Won)	148	(Won)	587

	Jan. 1, 2006		Acquisition		Disposition		Depreciation		Dec. 31, 2006
Furniture and equipment	(Won)	74	(Won)	732	(Won)	—	(Won)	210	(Won)	596
Leasehold improvements		45		16		—		27		34

	(Won)	119	(Won)	748	(Won)	—	(Won)	237	(Won)	630

(2)	Changes in intangible assets for the six months ended June 30, 2007 and the year ended December 31, 2006 are as follows (Korean won in millions):

	Jan. 1, 2007		Acquisition		Amortization		Jun. 30, 2007
Software	(Won)	3	(Won)	—	(Won)	1	(Won)	2
Industrial property rights		27		1		5		23

	(Won)	30	(Won)	1	(Won)	6	(Won)	25

	Jan. 1, 2006		Acquisition		Amortization		Dec. 31, 2006
Software	(Won)	7	(Won)	—	(Won)	4	(Won)	3
Industrial property rights		28		16		17		27

	(Won)	35	(Won)	16	(Won)	21	(Won)	30

As of June 30, 2007, accumulated amortization of software and industrial property rights amount to (Won)32 million and (Won)62 million, respectively.

6.	OTHER ASSETS

Other assets as of June 30, 2007 and December 31, 2006 are as follows (Korean won in millions):

	2007		2006
Guarantee deposits (Note 17)	(Won)	4,179	(Won)	4,178
Other receivables (Notes 11 and 17)		2,758		3,276
Dividends receivable		53,869		53,869
Accrued income (Note 17)		210		448
Prepaid expenses		113		203
Advance payments		15		—
Intangible assets (Note 5)		25		30

	(Won)	61,169	(Won)	62,004

7.	DEBENTURES

Debentures in local currency as of June 30, 2007 and December 31, 2006 are as follows (Korean won in millions):

	Issuance date	Annual interest rate (%)	Maturity	2007		2006
The 8th bonds	Dec. 26, 2002	6.05	Dec. 26, 2007	(Won)	200,000	(Won)	200,000
The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008		300,000		300,000
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009		370,000		370,000
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009		230,000		230,000
The 14th bonds	Nov. 23, 2004	3.49	Nov. 23, 2007		300,000		300,000
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010		250,000		250,000
The 16th bonds	Sep. 28, 2005	5.10	Sep. 28, 2008		200,000		200,000

					1,850,000		1,850,000
Less: discounts					(1,802)		(2,409)

				(Won)	1,848,198	(Won)	1,847,591

8.	ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to (Won)2,200 million and (Won)2,363 million as of June 30, 2007 and December 31, 2006, respectively.

The details of changes in the accrued severance benefits for the six months ended June 30, 2007 and the year ended December 31, 2006 are as follows (Korean won in millions):

	2007		2006
Beginning balance	(Won)	2,363	(Won)	1,980
Provision for severance benefits		358		880
Retirement indemnities payment		(521)		(497)

Ending balance	(Won)	2,200	(Won)	2,363

The Company has deposited employee retirement insurance at Woori Bank. As of June 30, 2007 and December 31, 2006, the deposits, amounting to (Won)1,628 million and (Won)2,002 million, respectively, are presented as a deduction from accrued severance benefits.

9.	OTHER LIABILITIES

Other liabilities as of June 30, 2007 and December 31, 2006 are as follows (Korean won in millions):

	2007		2006
Accrued severance benefits (Note 8)	(Won)	2,200	(Won)	2,363

Deposits with employee retirement insurance trust (Notes 8 and 17)		(1,628)		(2,002)
Other payables (Note 17)		904		651
Accrued expenses (Note 11)		9,863		11,682
Withholdings		67		164

	(Won)	11,406	(Won)	12,858

10.	SHAREHOLDERS’ EQUITY

(1)	The authorized and issued shares of common stock as of June 30, 2007 and December 31, 2006 are as follows:

	2007		2006
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	(Won)	5,000	(Won)	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching an amount equal to the Company’s contributed capital whenever dividends are declared.

(3)	As of June 30, 2007 and December 31, 2006, the Company held 2,558 shares and 2,555 shares of treasury stock, respectively, amounting to (Won)18 million.

(4)	The changes in retained earnings from December 31, 2006 to June 30, 2007 are as follows (Korean won in millions):

	2007
Balance - December 31, 2006	(Won)	2,030,297

Appropriations:
Dividend		(483,608)
Legal reserve		(202,932)
Voluntary reserve		(1,340,000)
Increase by using the equity method of accounting		(496)
Net income for the six months ended June 30, 2007		1,504,346

Balance - June 30, 2007	(Won)	1,507,607

11.	STOCK OPTIONS

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. In 2005, the exercise price of 60 percent of the total number of stock options granted was determined at (Won)11,921 based on the increase in the Korean banking industry stock index (Type A), and for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share and the number of stock options to be dependent by the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15% and 10%, respectively (Type B) was finally decided. In addition, the Company made a resolution that the stock-based compensation will be settled by paying cash instead of issuing equity instrument. The number of 859,500 stock options were exercised amounting to (Won)8,210 million until June 30, 2007. In connection with this, the Company revalued stock based compensation and recorded (Won)3,618 million of the stock-based payment as a liability as of June 30, 2007.

(2)	The summary of stock-based compensation granted as of June 30, 2007 is as follows:

	Type A	Type B
Settlement	Cash settlement	Cash settlement

Exercise price	(Won)11,921	(Won)6,800
Exercisable period	During the three-year period beginning after December 4, 2005
Initial granted number of rights	936,000 shares	624,000 shares
Cancelled number of rights	216,000 shares	204,000 shares
Exercised number of rights	530,000 shares	329,500 shares
Exercisable number of rights	190,000 shares	90,500 shares

Value per right	(Won)11,247	(Won)16,368
Stock-based compensation liabilities	(Won) 2,137 million	(Won) 1,481 million

(3)

Each subsidiary and 2nd-tier subsidiary is responsible for absorbing the respective stock-based compensation for its management. The subsidiaries and 2nd-tier subsidiary recorded the related cost as other payables amounting to (Won)2,757 million and the Company recorded the same amount as other receivables.

12.	INCOME TAX EXPENSE

(1)	Differences between net income before income tax and taxable income(loss) for the six months ended June 30, 2007 and 2006 are as follows (Korean won in millions):

	2007				2006
Net income		(Won)	1,504,34	6		(Won)	1,004,52	0
Non-temporary differences:
Addition:
Investment securities	—				190,674
Gain on valuation of available-for-sale Securities	—				391
Stock compensation	—				1,010
Entertainment expense	223				229
Other	—				82

	223				192,386

Deduction:
Dividend income	495,077				687,591
Investment securities	139,200				242

	634,277		(634,054)		687,833		(495,447)

Temporary differences:
Addition:
Long-term other receivables	519				3,192
Unsettled expense	1,308				2,730
Other	769				657

	2,596				6,579

Deduction:
Long-term accrued expenses	(511)				(4,329)
Investment securities	(886,105)				(472,272)
Other	(2,974)				(3,735)

	(889,590)		(886,994)		(480,336)		(473,757)

Taxable income(loss) before donation adjustment			(16,702)				35,316
Excess donation expense			27				4
Tax loss carry forward from prior year			—				(35,320)

Taxable loss		(Won)	(16,675)			(Won)	—

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the six months ended June 30, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Jan. 1, 2007		Decrease		Increase		Jun. 30, 2007		Deferred tax assets (liabilities)
Investment securities	(Won)	(4,461,245)	(Won)	(533,927)	(Won)	(1,558,736)	(Won)	(5,486,054)	(Won)	(*1)(64,622)
Accrued expenses		2,153		2,153		1,308		1,308		360
Accrued severance benefits		1,418		377		389		1,430		393
Employee retirement deposits		(1,418)		(377)		(389)		(1,430)		(393)
Depreciation		178		53		2		127		35
Long-term receivables		(3,276)		(519)		—		(2,757)		(758)
Long-term accrued expenses		4,129		511		—		3,618		995
Other comprehensive income due to the equity method of accounting		(2,322,288)		(138,703)		—		(2,183,585)		(*1)(40,226)
Gain on disposal of investments using the equity method		34,604		—		—		34,604		9,516

Total	(Won)	(6,745,745)	(Won)	(670,432)	(Won)	(1,557,426)	(Won)	(7,632,739)	(Won)	(94,700)

Tax loss carry-forwards	(Won)	219,103	(Won)	—	(Won)	16,675	(Won)	235,778	(Won)	64,839

<2006>	Jan. 1, 2006		Decrease		Increase		Jun. 30, 2006		Deferred tax assets (liabilities)
Investment securities	(Won)	(3,200,579)	(Won)	12,970	(Won)	(303,232)	(Won)	(3,516,781)	(Won)	(*1)(38,75	1)
Accrued expenses		2,770		2,770		2,730		2,730		751
Accrued severance benefits		1,188		247		311		1,252		344
Employee retirement deposits		(1,188)		(247)		(311)		(1,252)		(344)
Depreciation		41		18		25		48		13
Long-term receivables		(6,090)		(3,192)		—		(2,898)		(797)
Dividend receivables		108		—		73		181		50
Long-term accrued expenses		7,937		4,329		—		3,608		992
Other comprehensive income due to the equity method of accounting		(1,710,854)		768		(189,906)		(1,901,528)		(*1)(35,648)
Gain on disposition of investment securities accounted for using the equity method accounting		—		—		34,604		34,604		9,516
Gain on valuation of available-for-sale securities		—		—		(391)		(391)		(108)

Total	(Won)	(4,906,667)	(Won)	17,663	(Won)	(456,097)	(Won)	(5,380,427)	(Won)	(63,982)

Tax loss carry-forwards	(Won)	222,067	(Won)	35,320	(Won)	—	(Won)	186,747	(Won)	51,355

(*1)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(3)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount		Utilized		Remaining		Expiration
2002	(Won)	13,899	(Won)	—	(Won)	13,899	Dec. 31, 2007
2003		48,398		—		48,398	Dec. 31, 2008
2004		22,414		—		22,414	Dec. 31, 2009
2005		112,068		—		112,068	Dec. 31, 2010
2006		22,324		—		22,324	Dec. 31, 2011
2007		16,675		—		16,675	Dec. 31, 2012

	(Won)	235,778	(Won)	—	(Won)	235,778

(4)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments are expected under the Korean Corporate Tax Act. As the Company does not expect income tax payments, no deferred tax assets or liabilities are recorded in the financial statements.

13.	STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2007 and 2006, the significant transactions without cash flows are as follows (Korean won in millions):

Transactions	2007		2006
Changes in other comprehensive income due to the equity method of accounting	(Won)	138,703	(Won)	190,675
Changes in retained earnings due to the equity method of accounting		(496)		(242)
Increase in dividend receivables		—		74
Increase in stock options subject to subsidiaries		—		3,192

14.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three months and six months ended June 30, 2007 and 2006 are summarized as follows (Korean won in millions):

	2007				2006
	Three months		Six months		Three months		Six months
Salaries, wages and bonuses	(Won)	2,569	(Won)	5,649	(Won)	2,195	(Won)	4,762
Provision for severance benefits (Note 8)		204		358		106		376
Voluntary retirement benefits		177		177		—		—
Fringe benefits		178		463		176		368
Rent		599		1,182		582		1,153
Entertainment		195		338		138		303
Depreciation (Note 5)		76		148		16		52
Amortization (Note 5)		3		6		6		11
Taxes and dues		19		43		17		40
Advertising		21		153		4,897		5,532
Travel		107		217		55		100
Telecommunications		43		79		26		45
Service fees		545		1,087		580		1,116
Suppliers		50		77		25		43
Compensation expenses associated with stock option		—		128		—		—
Others		315		551		238		490

	(Won)	5,101	(Won)	10,656	(Won)	9,057	(Won)	14,391

15.	FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of subsidiaries as of June 30, 2007 are as follows (Korean won in millions):

	Total assets		Total liabilities		Total shareholders’ equity
Woori Bank	(Won)	179,875,149	(Won)	167,820,584	(Won)	12,054,565
Kyongnam Bank		18,265,636		17,397,053		868,583
Kwangju Bank		14,931,583		14,249,321		682,262
WFIS		233,953		224,787		9,166
Woori F&I		263,055		124,139		138,916
Woori 3rd SPC		71,651		53,890		17,761
Woori Investment Securities		16,876,140		14,474,617		2,401,523
Woori CS		73,799		10,039		63,760
Woori PE		11,860		494		11,366

Total	(Won)	230,602,826	(Won)	214,354,924	(Won)	16,247,902

(2)	The condensed statements of operations of subsidiaries for the six months ended June 30, 2007 are as follows (Korean won in millions):

	Operating revenue		Operating expenses		Operating income (loss)		Ordinary income (loss)		Net income (loss)
Woori Bank	(Won)	8,962,013	(Won)	7,181,820	(Won)	1,780,193	(Won)	1,805,932	(Won)	1,336,620
Kyongnam Bank		596,852		461,882		134,970		137,027		100,726
Kwangju Bank		453,480		365,378		88,102		94,024		69,219
WFIS		138,847		136,232		2,615		2,688		1,897
Woori F&I		42,219		7,049		35,170		40,992		29,012
Woori 3rd SPC		5		77		(72)		(72)		(72)
Woori Investment Securities		1,613,807		1,428,379		185,428		175,738		129,467
Woori CS		21,932		11,275		10,657		10,809		7,659
Woori PE		2,776		1,091		1,685		1,733		1,261

	(Won)	11,831,931	(Won)	9,593,183	(Won)	2,238,748	(Won)	2,268,871	(Won)	1,675,789

(3)	Significant liabilities and assets of the Company and its subsidiaries as of June 30, 2007 are summarized as follows (Korean won in millions):

1)	Significant liabilities

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	—	(Won)	1,848,198	(Won)	1,848,198
Woori Bank		110,824,872		13,327,975		26,524,973		150,677,820
Kyongnam Bank		11,647,761		3,195,100		1,504,776		16,347,637
Kwangju Bank		10,592,984		2,345,090		778,375		13,716,449
WFIS		—		146,900		—		146,900
Woori F&I		—		106,000		—		106,000
Woori Investment Securities		2,966,636		9,487,511		249,588		12,703,735

Total	(Won)	136,032,253	(Won)	28,608,576	(Won)	30,905,910	(Won)	195,546,739

2)	Significant assets

	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	124,992	(Won)	14,477,518	(Won)	9,950	(Won)	14,612,460
Woori Bank		6,739,389		29,669,829		130,700,159		167,109,377
Kyongnam Bank		1,148,816		4,095,549		11,819,571		17,063,936
Kwangju Bank		896,310		4,137,218		9,395,629		14,429,157
WFIS		6,972		50		—		7,022
Woori F&I		46,138		81,384		121,564		249,086
Woori 3rd SPC		408		71,243		—		71,651
Woori Investment Securities		1,696,835		10,497,577		2,584,580		14,778,992
Woori CS		57,829		1,030		928		59,787
Woori PE		6,589		3,735		—		10,324

	(Won)	10,724,278	(Won)	63,035,133	(Won)	154,632,381	(Won)	228,391,792

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of June 30, 2007 are summarized as follows (Korean won in millions):

	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	132,513,669	(Won)	1,813,511	1.37
Kyongnam Bank		11,947,261		127,690	1.07
Kwangju Bank		9,500,749		105,119	1.11
Woori F&I		122,175		611	0.50
Woori Investment Securities		2,730,372		145,792	5.34
Woori CS		933		5	0.54

Total	(Won)	156,815,159	(Won)	2,192,728	1.40

16.	CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES

Contributions to net income of the Company by subsidiaries for the six months ended June 30, 2007 and 2006 are as follows (Korean won in millions):

	2007		Ratio (%)	2006		Ratio (%)
Woori Bank	(Won)	1,314,044	84.3	(Won)	849,164	79.3
Kyongnam Bank		101,433	6.5		93,653	8.8
Kwangju Bank		71,064	4.6		62,060	5.8
WFIS		2,264	0.2		3,485	0.3
Woori F&I		28,809	1.8		17,530	1.7
Woori 3rd SPC		(72)	—		(74)	—
Woori Investment Securities		34,499	2.2		38,577	3.6
Woori CS		5,361	0.3		6,823	0.6
Woori PE		1,260	0.1		(726)	(0.1)

Gain on valuation using the equity method of accounting, net of loss		1,558,662	100.0		1,070,492	100.0

Other income		3,973			8,094
Other expenses		58,289			74,066

Net income	(Won)	1,504,346		(Won)	1,004,520

17.	TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES

(1)	Account balances with the subsidiaries as of June 30, 2007 and December 31, 2006 are as follows (Korean won in millions):

	2007		2006		Account
<Assets>
Woori Bank	(Won)	52,949	(Won)	67,394	Cash and bank deposits
		4,153		4,153	Guarantee deposits
		2,054		2,619	Other receivables
		83		116	Accrued income
Kyongnam Bank		42,658		11,287	Cash and bank deposits
		49		14	Accrued income
Kwangju Bank		29,384		11,043	Cash and bank deposits
		19		8	Accrued income
WFIS		192		159	Other receivables
Woori F&I		10,000		50,000	Loans
		60		310	Accrued income
Woori Credit Information		218		240	Other receivables
Woori SB		304		257	Other receivables
Principal guaranteed trust accounts of Woori Bank		1,628		2,002	Deposits with employee retirement trust

	(Won)	143,751	(Won)	149,602

<Liabilities>
Woori Bank	(Won)	122	(Won)	117	Other payables
WFIS		131		—	Other payables

	(Won)	253	(Won)	117

(2)	Transactions with the subsidiaries for the six-month periods ended June 30, 2007 and 2006 are as follows:

	2007		2006		Account
<Revenues>
Woori Bank	(Won)	1,951	(Won)	2,749	Interest income on deposits
Kyongnam Bank		430		707	Interest income on deposits
Kwangju Bank		323		532	Interest income on deposits
WFIS		—		937	Interest income on loans
Woori F&I		781		2,836	Interest income on loans
Principal guaranteed trust accounts of Woori Bank		3		3	Interest income on deposits

	(Won)	3,488	(Won)	7,764

<Expenses>
Woori Bank	(Won)	781	(Won)	781	Rent
		350		350	Other administrative expenses
WFIS		824		873	Service fees
Woori Investment Securities		33		—	Other Selling & administrative expenses

	(Won)	1,988	(Won)	2,004

(3)	The Company compensated key management personnel for (Won)1,577 million of salaries for the six months ended June 30, 2007.

18.	EARNINGS PER COMMON SHARE

(1)	Net income per common share for the three months and six months ended June 30, 2007 and 2006 are as follows (Korean won in millions, except for earnings per share data):

	2007				2006
	Three months		Six months		Three months		Six months
Net income on common shares	(Won)	617,324	(Won)	1,504,346	(Won)	564,413	(Won)	1,004,520

Weighted average number of common shares outstanding		806,012,784		806,012,784		806,012,787		806,012,789

Net income per common shares	(Won)	766	(Won)	1,866	(Won)	700	(Won)	1,246

(2)	Net income per common share for the year ended December 31, 2006 and for the three months ended March 31, 2007 are (Won)2,518 and (Won)1,101, respectively.

19.	COMPREHENSIVE INCOME STATEMENT

Comprehensive income statement for the six months ended June 30, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Net income	(Won)	1,504,346	(Won)	1,004,520

Valuation using the equity method on subsidiaries		(138,703)		225,279
Gain on valuation of available-for-sale securities		—		391

Comprehensive income	(Won)	1,365,643	(Won)	1,230,190

20.	INSURANCE

As of June 30, 2007, the Company has insurance for liability of reparation of directors with Samsung Fire Insurance Co., Ltd. The insurance coverage is (Won)30,000 million.

21.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: August 14, 2007	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director